Austrian

[redacted]

08005790

Office of International Corporate Finance-
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC Mail Processing
Section

NOV 07 2008

Washington, DC
111

SUPPL

October 28, 2008

Ref.: **Rule 12g3-2(b) File No. 82-4970**

The enclosed Ad-hoc Press Release is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Austrian Airlines AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

AUSTRIAN AIRLINES AG

PROCESSED
NOV 14 2008
THOMSON REUTERS

Dr. Prisca Havranek-Kosicek
Corporate Subsidiaries & IR

Encl.

T:\EIR\VORLAGEN\SEC-BRIEF-NEU.DOC

Austrian Airlines AG
Member of IATA

Head Office
Office Park 2
P.O. Box 100
1300 Vienna-Airport
Austria
Phone +43 (0)5 1766
Fax +43 (0)5 1766-5000
www.austrian.com

Reservation
Phone +43 (0)5 1766-1000

Austrian

October 28, 2008

Ad-hoc Release

DIFFICULT GLOBAL BUSINESS ENVIRONMENT LEAVES ITS MARKS ON Q3

Result of the Austrian Airlines Group, January to September 2008

Austrian CEO, Alfred Oetsch commenting on the result: "The difficult business environment encountered in the first half-year 2008 once again deteriorated. The high level of economic uncertainty as well as the financial and banking crisis are intensifying the incipient economic downturn. The positive effects of declining fuel prices are partially offset by the stronger US dollar. We can build upon our successful strategic positioning despite these major challenges. In our core Focus East markets, we offer a strong network of destinations in countries posting disproportionately high growth rates. The geographical location of the Vienna hub provides us with significant cost and quality advantages for transfers to the East. The current financial market crisis, the economic slowdown which has had an increasingly negative impact on flight demand, as well as ongoing high fuel prices, which reached a record level of USD over 140/barrel during the summer months despite the steep price decline in the meantime, make 2008 an extremely challenging financial year. Due to these external influencing factors, the strong performance of Q3 2007 could not be matched in the year 2008. EBIT in the third quarter of 2008 amounted to EUR - 9.4m, down from EUR 42.7m in Q3 2007. The net result for the first three quarters 2008 also declined to EUR -65.1m. Despite the difficult business environment, the expansion of short- and medium-haul route capacity by +4.0% in the first three quarters of 2008, measured in available seat kilometres (ASK), was well implemented in many regions. This is confirmed by an increase in revenue per passenger kilometre (RPK +4.6%), accompanied by a corresponding rise in the passenger load factor.

As the situation stands at present, we anticipate that the fourth quarter of the 2008 financial year will be characterized by an abrupt slump in demand, negative effects from fuel hedging and the increase in value of the US dollar. The economic downturn has already led to a decline in flight bookings. The new revenue forecast through the end of the fiscal year indicated that the previous guidance could no longer be upheld. As announced on October 16, 2008 the expected sales-related revenue losses are higher than the relief in the area of fuel costs, meaning a net loss of EUR 100m to EUR 125m before special effects can be expected for the 2008 fiscal year.

In the current privatization process, no decision was taken yet for the sale of the OIAG stake in Austrian Airlines. The Supervisory Board of the OIAG has requested an extension of privatization mandate. We have described the situation for the company and we are confident that the privatization process can be finished in a positive way. Measures which would have to be implemented in case of a failure, will not be initiated yet, because the chance for a successful privatization is still there and cut-backs could have counterproductive effects."

Overview of Result January to September 2008

Key Figures		1-9 / 2008	+/- % py	7-9 / 2008	+/- % py
Revenue	EURm.	1,891.9	-	697.2	1.4
EBITDAR[1,2]	EURm.	212.8	-32.5	73.9	-43.1
EBITDAR[1,2] adjusted[3]	EURm.	232.3	-26.0	74.5	-45.4
Result from operating activities (EBIT) [2]	EURm.	-34.0	-	-9.4	-
Result from operating activities (EBIT) [2] adjusted[3]	EURm.	-14.5	-	-8.8	-
Net result for the period	EURm.	-65.1	-	-16.4	-
Cash flow from operating activities	EURm.	170.3	-32.6	31.6	-48.2
Net Gearing	%	135.4	-	-	-
Earnings per share	EUR	-0.77	-	-0.20	-
CVA	EURm.	-158.0	-	-46.1	-
Passengers carried (total)		8,380,039	0.2	3,163,354	-3.1
Passenger load factor (scheduled service)	%	75.0	-0.5P.	77.6	-0.5P.
Employees (end of period)		8,036	0.7	-	-

1 Result from operating activities (EBIT) before associates, depreciation and rentals.
2 Regrouping of interest costs of allocation of provisions for pensions, severance payments and anniversary payments from personnel expenses to financial expenses.
3 Adjusted by the result from the disposal of assets, other costs related the transfer of aircraft, foreign currency valuations at the reporting date and impairment of the value of aircraft.

Business results

The third quarter of 2008 could neither match the business results achieved in the traditionally strong months of July-September nor the particularly successful performance in 2007. As a result of record high fuel prices of up to USD 1,452/ton (Rotterdam listing on July 3, 2008), the price pressure on the medium-haul route and the earnings situation on long-haul routes, the adjusted EBIT declined from EUR 49.3m to EUR -8.8m. EBIT amounted to EUR -9.4m in the third quarter, significantly below the comparable level of EUR 42.7m last year.

The adjusted EBIT for the first nine months was EUR -14.5m, compared to EUR 51.7m in 2007. This is chiefly related to the clearly negative first quarter results for 2008. The cancellation of long-haul routes (Australia) at the end of March 2007 distorts the year-on-year comparison in the first quarter. On balance, EBIT amounted to EUR -34.0m in the first three quarters of 2008, down from EUR 52.8m in the previous year.

The financial result improved to EUR -32.9m in the period January-September 2008, compared to EUR -45.4m on the previous year. This development was shaped by a reduction of the investment portfolio. In addition, the financial result improved due to currency-related valuations of securities as a consequence of changes in the value of the USD. Impairment losses of EUR 50.3m on the listing of securities (available for sale) for the first three quarters of 2008, which arose in connection with the global banking crisis, were recognised in equity without affecting the operating result.

Due to the changed economic environment, a total of EUR 8.4m in deferred tax assets was subject to depreciation in the income statement in the second quarter. The net result for the period amounted to EUR -16.4m in the third quarter of 2008, down from EUR 29.2m on the previous year. The net result totalling EUR -65.1m for the period January-September 2008 was also below the previous year's level of EUR 20.6m.

Revenue and operating revenue

Flight revenue increased by 1.8% in the third quarter of 2008, to EUR 674.0m. This improvement was driven by the systematic continuation of the Group's expansion in the core markets - CEE and Middle East - which generated a disproportionately high increase in flight revenue.

Despite a redimensioning of the long-haul segment and capacity reductions in the charter segment, total flight revenue could be kept at a relatively stable level, amounting to EUR 1,816.5m in the first nine months of 2008 (-0.3% compared to Q1-3 2007). Although production on long-haul routes was reduced, cargo revenue climbed 4.1%, to EUR 106.5m. Other income improved by 9.1%, to EUR 75.4m, as the result of higher revenues from aircraft leases.

Operating revenue in the third quarter rose slightly to EUR 714.8m, an increase of EUR 6.1m. The weak performance in the period January-March 2008 led to a slight decline of -0.7% in operating revenue for the first three quarters of 2008, to EUR 1,941.0m.

Assets and cash flow

Total cash and cash equivalents as at September 30, 2008 decreased by EUR 42.0m since the comparable figure at June 30, 2008, to EUR 189.4m. The equity ratio was 24.8% as at September 30, 2008 (June 30, 2008: 26.3%).

In the first three quarters of 2008, the cash flow from operating activities amounted to EUR 170.3m, or 32.6% below the level of 2007. This can be primarily attributed to the changes in working capital, as well as the lower result compared to the previous year.

The reduction in the purchases of non-current securities and payments from the acquisition of aircraft, other tangible and intangible assets together with the sales of the company's shareholdings of TUI Österreich GmbH & Co. KG and Wiener Börse Aktiengesellschaft resulted in a cash flow from investing activities of EUR -36.2m, compared to EUR -136.0m for the previous year. The cash flow from financing activities declined to EUR -143.5m in the first three quarters of 2008, down from the previous year's figure of EUR -249.4m due to the termination of payments relating to aircraft purchases last year.

Higher Operating expenses due to extremely high kerosene price

Despite the extremely high fuel prices, operating expenses in the first three quarters of 2008 totalled EUR 1,975.0m, only 3.9% above the previous year. The average fuel price of USD 1.125/ton in the period January-September was considerably above the original forecasts. In July, the fuel price reached a record level of over USD 1.400/tonne. The higher oil price led to a 33.6% increase in fuel expenditure year-on-year, to EUR 443.7m.

Based on a price deviation of EUR 190m, the increase in fuel expenditure amounted to EUR 111.7m in absolute terms, which is related to the positive effects of the USD/EUR exchange rate, fuel price hedging measures in the first half-year as well as a reduction in production. The increased oil prices had a greater impact in the third quarter, resulting in fuel expenditure totalling EUR 194.2m, a 58.7% increase compared to last year.

A reduction in the number of employees in the first nine months of 2008 was offset by index-linked payment adjustments stipulated by collective wage agreements. On balance, personnel expenses remained stable at EUR 382.4m (+ 0.5%).

Depreciation on tangible and intangible assets declined by 3.6% in the period January-September, to EUR 196.7m, as the result of the reduction of the long-haul fleet in the previous year. Other expenses totalled EUR 156.3m in the first three quarters, up from EUR 142.6m in 2007. The increase was primarily driven by exchange rate losses.

Segments

Flight revenue in the **scheduled services segment** climbed by 3.2% in the period July-September 2008, to EUR 588.3m. The unit revenue (ratio of flight revenue to revenue passenger kilometers) rose by 3.8% compared to the previous year, with the share of Business Class passengers remaining stable at 10.6%. Record-high fuel prices, which together with other factors contributed to the poor performance of the long-haul segment, were responsible for the tense situation in respect to earnings in the third quarter, along with the high intensity of Low Cost Carriers at the Vienna hub. EBIT declined in the third quarter to EUR -9.2m compared to EUR 36.5m in 2007. Flight revenue in the scheduled services segment rose 0.5% to EUR 1,642.9m in the first nine months of 2008, despite the redimensioning of long-haul routes; EBIT deteriorated to EUR -33.8m, from EUR 43.4m in the previous year.

Due to the 13.2% reduction in capacity on **long-haul routes** arising from the cancellation of Australian routes at the end of the first quarter 2007 and initial indications of a global decline in demand, the total number of passengers carried in the period January–September 2008 fell by 9.3% year-on-year, to 907,391. Flight revenue decreased by 10.5%, to EUR 450.8m, which is related to the weak performance during the summer months of 2008 compared to the summer season of 2007. The unit revenue remained stable in the third quarter compared to the previous year. In contrast, the share of Business Class passengers climbed by 0.9 percentage points, to 11.2%, which is the result of the expansion of Business Class services on long-haul flights. Business developed varied depending on the specific destinations targeted. North Atlantic routes were negatively affected by the financial crisis in the USA as well as the ongoing weakness of the US dollar in the first half-year. Similarly, the tightened visa restrictions in advance of the 2008 Summer Olympic Games in Beijing also had a negative impact on business. On balance, the passenger load factor fell slightly, from 82.4% to 82.2%.

The trend on **short- and medium-haul routes** was positive in the period January-September 2008. Accordingly, the number of passengers carried climbed by 3.0%, to 6,350,943. Flight revenue rose to EUR 1,192.1m, up 5.4% from last year, which can be attributed to the good development in the Focus East core markets.

In the **Focus East** region, the number of passengers carried climbed disproportionately by 8.2%, to 2,517,594, with capacity rising 9.3% (measured in available seat kilometres). The share of Business Class passengers remained stable, at 11.6%. The passenger load factor improved by 0.5 percentage points year-on-year, to 69.5%. In particular, Middle Eastern routes achieved disproportionately high growth in respect to Business Class passengers and the passenger load factor, despite the decline in business during the month of September, the early fasting month of Ramadan. This trend once again confirms the effectiveness of the strategic focus on the core markets, Focus East (CEE and Middle East).

In addition to the above-mentioned negative trend in respect to overall demand, business on **domestic flights and to the rest of Europe** was particularly impacted by intensive competition with Low Cost Carriers (LCC). The average share of low cost passengers at the Vienna hub was 23% in the first half-year 2008, compared to 10% for Zurich, for example. On balance, the number of passenger carried stablised at 3,833,349 down 0.1% from last year. The reduction of available seat kilometres by 1.0% during the period January-September in the light of a 0.8% decline in demand helped improve the passenger load factor by 0.2 percentage points, to 67.1%. Flight revenue at EUR 663.0m remained virtually stable (-0.5% compared to the previous year). At the same time, unit revenue increased slightly by 0.3%, driven by fuel surcharges.

The **charter segment** reported a decline in production during the first three quarters compared to Q1-3 2007 (-10.6% ASK), which can be attributed to the cancellation of long-haul services in the charter segment and a reduction of medium-haul flights. In contrast, growth was achieved on flight service to Egypt, Ireland, Sweden and France, with available seat kilometres doubling for Turkish destinations. A total of 1,121,705 passengers have been carried by the charter segment since the beginning of 2008. This corresponds to an improvement of 2.6 percentage points in the passenger load factor (PLF) in a year-on-year comparison, to 82.4%. Total flight revenue in the charter segment amounted to EUR 173.6m in the first three quarters, whereas EBIT for the period under review was EUR -3.9m.

Product- and Service Improvements

Numerous awards confirm the success of the quality and service initiative. At the World Airline Awards 2008, the "Oscars" of the airline industry, Austrian Airlines was once again rated first in a global comparison in respect to business class catering for long-haul flights, and was also ranked number one in the flight attendants category for Europe. At the Air Cargo Awards, Austrian Cargo was named the "Best European Airline 2008". The successfully launched and well-received Premium Service flights, a high quality long-haul product offered on medium-haul routes, support the business strategy in the strategic core markets.

Fleet

At the end of March 2008, one Dash 8-300, already leased to Caribbean Airlines by means of a leasing contract with a purchase agreement, was transferred to the airline. Other than this transaction, the Austrian Airlines Group neither disposed of nor accepted delivery of any aircraft in the first half-year 2008. In order to reduce excess capacity and streamline the fleet, two Airbus A340-300, one Airbus A330-200, one Boeing 737-600 and three Embraer 145 were leased outside of the Austrian Airlines Group as of the end of September 2008. Four aircraft in the existing fleet were modified in 2008 to enable the expansion of Premium Service. Two other existing aircraft will be refitted in the year 2009.

In September, Austrian Airlines signed an agreement to purchase four Bombardier Q400 Nextgen aircraft and taken options on two additional aircraft. When put into service in the year 2010, these planes will replace two fifty-seat Dash 8-300 turboprops and two fifty-seat CRJ200 jets. The new aircraft represent a further step in the harmonisation of the regional fleet.

For further information:
Investor Relations, Dr. Prisca Havranek-Kosicek, Austrian Airlines AG, Tel.: +43 (0)5 1766 - 13311, Fax: +43 (0)5 1766 13899, e-mail: prisca.havranek-kosicek@austrian.com

Corporate Communications-AUSTRIAN AIRLINES GROUP: Livia DANDREA-BÖHM / Patricia STRAMPFER / Pia STRADIOT / Michael BRAUN; Tel: +43 (0) 51766 11231, livia.dandrea@austrian.com / patricia.strampfer@austrian.com, pia.stradiot@austrian.com; michael.braun@austrian.com;

Owner, Editor, Distributor: Austrian Airlines AG, Corporate Communications public.relations@austrian.com.
Please find further information concerning the disclosure according to §§ 24 and 25 Media Act on www.austrian.com

ad-08-40e (Ergebnis Q3-2008).doc

Austrian

Austrian Airlines Group

Quarterly Report



January – September 2008

www.austrian.com

Austrian

Highlights

Q3/2008:

Difficult global business environment leaves its marks on Q3

- Slight reduction in route capacity (ASK -1.6%)
- Business results in Q3 significantly below the strong performance of previous year
- Q3 EBIT below previous year's result due to high fuel costs, ongoing Low Cost Carrier (LCC) price pressures and the earnings situation on long-haul routes
- Net result for the period July-September down to EUR -16.4m from EUR 29.2m in Q3 2007

1-9/2008: Influenced by challenging Q1 and weaker demand

- Positive development on short- and medium-haul routes in the first nine months (+3.0% passenger growth, +4.6% RPK, +4.0% ASK, +0.4P. PLF), particularly in the focus regions CEE and Middle East
- Nevertheless, flight revenue (EUR 1.816.5m), EBITDAR (EUR 212.8m) and net result (EUR -65.1m) below previous year
- Extremely challenging 2008 financial year due to extensive competitive pressure from Low Cost Carriers at the Vienna hub, high kerosene prices, the crisis in the banking sector and economic downturn
- Programme to optimise internal business operations launched
- Status of the privatisation process: no decision at present, OIAG requests extension of privatisation mandate

Key figures

		1-9/2008	+/- % py	7-9/2008	+/- % py
Revenue	EURm	1,891.9	0.0	697.2	1.4
EBITDAR[1,2]	EURm	212.8	-32.5	73.9	-43.1
EBITDAR[1,2] adjusted[3]	EURm	232.3	-26.0	74.5	-45.4
Result from operating activities (EBIT)[2]	EURm	-34.0	-	-9.4	-
Result from operating activities (EBIT)[2] adjusted[3]	EURm	-14.5	-	-8.8	-
Net result for the period	EURm	-65.1	-	-16.4	-
Cash flow from operating aktivities	EURm	170.3	-32.6	31.6	-48.2
Net Gearing	%	135.4	-	-	-
Earnings per share	EUR	-0.77	-	-0.20	-
CVA	EURm	-158.0	-	-46.1	-
Passengers carried (total)		8,380,039	0.2	3,163,354	-3.1
Passenger load factor (scheduled services)	%	75.0	-0.5P.	77.6	-0.5P.
Employees (end of period)		8,036	0.7	-	-

1 Result from operating activities (EBIT) before associates, depreciation and rentals.
2 Regrouping of interest costs of allocation of provisions for pensions, severance payments and anniversary payments from personnel expenses to financial expenses.
3 Adjusted by the result from the disposal of assets; other costs related the transfer of aircraft, foreign currency valuations at the reporting date and impairment of the value of aircraft.

Investor Relations
Prisca Havranek-Kosicek
Tel.: +43 (0)5 1766 - 13311
Fax: +43 (0)5 1766 - 13899
E-Mail: investor.relations@austrian.com

Communications
Livia Dandrea-Böhm
Tel.: +43 (0)5 1766 - 11230
Fax: +43 (0)1 688 65 26
E-Mail: public.relations@austrian.com

Austrian Airlines Head Office
1300 Wien-Flughafen, Office Park 2
Tel.: +43 (0)5 1766 - 0
Fax: +43 (0)5 1766 - 5000
Internet: http://www.austrian.com

Foreword of the Board of Management

Dear shareholders:

The difficult business environment encountered in the first half-year 2008 once again deteriorated. The high level of economic uncertainty as well as the financial and banking crisis are intensifying the incipient economic downturn. The positive effects of declining fuel prices are partially offset by the stronger US dollar. IATA forecasts up to USD 5.2 billion in net losses for the entire airline branch in 2008, and a decline in demand throughout the sector.

We can build upon our successful strategic positioning despite these major challenges. In our core Focus East markets, we offer a strong network of destinations in countries posting disproportionately high growth rates. The geographical location of the Vienna hub provides us with significant cost and quality advantages for transfers to the East. Our success in reducing net debt over the years demonstrates our ability to overcome crises.

Numerous awards confirm the success of our quality and service initiative. At the World Airline Awards 2008, the "Oscars" of the airline branch, Austrian Airlines was once again rated first in a global comparison in respect to business class catering for long-haul flights, and was also ranked number one in the flight attendants category for Europe. At the Air Cargo Awards, Austrian Cargo was named the "Best European Airline 2008". The successfully launched and well-received Premium Service flights, a high quality long-haul product offered on medium-haul routes, supports our business strategy in our strategic core markets.

In September, Austrian Airlines signed an agreement to purchase four Bombardier Q400 Nextgen aircraft and has taken options on two further aircraft. When put into service in the year 2010, these planes will replace two fifty-seat Dash 8-300 turboprops as well as two fifty-seat CRJ200 jets. The new aircraft represent a further step towards the harmonisation of our regional fleet. The newly constructed Austrian Training Centre will concentrate the commercial, technical, flight attendant and pilot training at the Austrian Airlines Technical Base located in the centre of the airport area.

The current financial market crisis, the economic slowdown which has had an increasingly negative impact on flight demand, as well as ongoing high fuel prices, which reached a record level of USD over 140/barrel during the summer months despite the recent steep price decline, combined to make 2008 an extremely challenging financial year. Due to these external influencing factors, the strong performance of Q3 2007 could not be matched in the year 2008. In the first nine months of 2008, total flight revenue decreased to EUR 1,816.5m, whereas EBITDAR fell to EUR 212.8m. EBIT in the third quarter of 2008 amounted to EUR - 9.4m, down from EUR 42.7m in Q3 2007. The net result for the period also declined by EUR -85.7m, to EUR -65.1m in the first three quarters of 2008.

Despite the difficult business environment, the expansion of short- and medium-haul route capacity by +4.0% in the first three quarters of 2008, measured in available seat kilometres (ASK), was well implemented in many regions. This is confirmed by an increase in revenue passenger kilometre (RPK +4.6%), accompanied by a corresponding rise in the passenger load factor. The number of passengers carried by Austrian Airlines increased by 187,141 in the period January-September 2008 compared to the first three quarters of the previous year. The incorporation of new routes, featuring flights to Nizhniy Novgorod, Sochi, Baia Mare, Erbil (resumption of service), Riad and Jeddah, have enabled us to further successfully expand flight service in our core markets.

Austrian

In spite of the economic downturn, we expect above-average medium-term growth in our CEE and Middle East markets.

We launched a programme to optimise internal business operations in the summer, implementing measures such as the termination of flights to London City Airport, Riga and Luxembourg, other targeted reductions will be made especially in Western Europe over the winter. Chicago will no longer be a destination in the new winter flight schedule, and the number of flights to New York and Washington will be reduced as of the beginning of 2009. As the situation stands at present, overall production will be cut back by about 5% compared to the original business plan for the upcoming winter season, and three fewer aircraft than planned will be used in 2009. These and other measures already being implemented have enabled us to identify a cost savings potential of about EUR 50m, which we have already begun to exploit.

In September 2008, Austrian Airlines concluded the capital increase approved by the Annual General Meeting, generating gross proceeds of about EUR 17.4m. The company JJW Central & Eastern Europe Beteiligungsverwaltungs GmbH, which is owned by Mr. Al Jaber, did not comply with the demand for payment within the stipulated deadline. By carrying out the rights offer, Austrian Airlines AG fulfilled all the contractual obligations required to legally assert its claims.

As the situation stands at present, we anticipate that the fourth quarter of the 2008 financial year will be characterized by an abrupt slump in demand, negative effects from fuel hedging and the increase in value of the US dollar. The economic downturn has already led to a decline in flight bookings. The new revenue forecast through the end of the fiscal year indicated that the previous guidance could no longer be upheld. As announced on October 16, 2008 the expected sales-related revenue losses are higher than the relief in the area of fuel costs, meaning a net loss of EUR 100m to EUR 125m before special effects can be expected for the 2008 fiscal year.

We will continue to focus on our value drivers, namely Focus East and Premium Service, and further strengthen our position in the premium service segment by modifying two aircraft in the Austrian Airlines fleet.

Within the framework of the privatisation process, no decision has been made for the time being in respect to the sale of OIAG's shareholding in Austrian Airlines. The Supervisory Board of OIAG has filed for an extension of its privatisation mandate.

Alfred Ötsch, CEO	Andreas Bierwirth, CCO	Peter Malanik, COO

Result and Balance Sheet Analysis

The present quarterly financial report has been prepared according to the same accounting methods as the annual financial statement as at December 31, 2007, and in line with IFRS pertaining to interim reports (IAS 34: "Interim Financial Reporting"). The regrouping of interest costs of the allocation of provisions for pensions, severance payments and anniversary payments were made from personnel expenses to financial expenses.

EURm	1-9/2008	1-9/2007	+/- %	7-9/2008	7-9/2007	+/- %
Revenue	1,891.9	1,891.7		697.2	687.6	1.4
Operating revenue	1,941.0	1,954.1	-0.7	714.8	708.7	0.9
Operating expenses	-1,975.0	-1,901.3	-3.9	-724.2	-666.0	-8.7
EBITDAR[1,2]	212.8	315.2	-32.5	73.9	129.8	-43.1
EBITDAR[1,2] - adjusted[3]	232.3	314.1	-26.0	74.5	136.4	-45.4
Result from operating activities (EBIT)[2]	-34.0	52.8	-	-9.4	42.7	-
Result from operating activities (EBIT)[2] - adjusted[3]	-14.5	51.7	-	-8.8	49.3	-
Financial result	-32.9	-45.4	27.5	-8.8	-14.4	38.9
Result before tax	-56.7	20.6	-	-16.4	29.2	-
Net result for the period	-65.1	20.6	-	-16.4	29.2	-

1 Result from operating activities (EBIT) before associates, depreciation and rentals.
2 Regrouping of interest costs of allocation of provisions for pensions, severance payments and anniversary payments from personnel expenses to financial expenses.
3 Adjusted by the result from the disposal of assets, other costs related the transfer of aircraft, foreign currency valuations at the reporting date and impairment of the value of aircraft.

Business results

The third quarter of 2008 could neither match the business results achieved in the traditionally strong months of July-September nor the particularly successful performance in 2007. As a result of record high fuel prices of up to USD 1,452/tonne (Rotterdam listing on July 3, 2008), the price pressure on the medium-haul route and the earnings situation on long-haul routes, the adjusted EBIT declined from EUR 49.3m to EUR -8.8m. EBIT amounted to EUR -9.4m in the third quarter, significantly below the comparable level of EUR 42.7m last year.

EBIT Q3/2008 below the previous year

The adjusted EBIT for the first nine months was EUR -14.5m, compared to EUR 51.7m in Q1-3 2007. This is chiefly related to the clearly negative first quarter results for 2008. The cancellation of long-haul routes (Australia) at the end of March 2007 distorts the year-on-year comparison in the first quarter. On balance, EBIT amounted to EUR -34.0m in the first three quarters of 2008, down from EUR 52.8m in the previous year.

1-9/2008: Improved financial result

The financial result improved to EUR -32.9m in the period January-September 2008, compared to EUR -45.4m on the previous year. This development was shaped by a reduction of the investment portfolio. In addition, the financial result improved due to currency-related valuations of securities as a consequence of changes in the value of the USD. Impairment losses of EUR 50.3m on the listing of securities (available for sale) for the first three quarters of 2008, which arose in connection with the global banking crisis, were recognised in equity without affecting the operating result.

Q3 net result below the previous year

Due to the changed economic environment, a total of EUR 8.4m in deferred tax assets was subject to depreciation in the income statement in the second quarter. The net result for the period amounted to EUR -16.4m in the third quarter of 2008, down from EUR 29.2m on the previous year. The net result totalling EUR -65.1m for the period January-September 2008 was also below the previous year's level of EUR 20.6m.

Revenue and operating revenue

Q3 flight revenue: +1.8%

Flight revenue increased by 1.8% in the third quarter of 2008, to EUR 674.0m. This improvement was driven by the systematic continuation of the Group's expansion in our core markets - CEE and Middle East - which generated a disproportionately high increase in flight revenue.

Despite a redimensioning of the long-haul segment and capacity reductions in the charter segment, total flight revenue could be kept at a relatively stable level, amounting to EUR 1,816.5m in the first nine months of 2008 (-0.3% compared to Q1-3 2007). Although production on long-haul routes was reduced, cargo revenue climbed 4.1%, to EUR 106.5m. Other income improved by 9.1%, to EUR 75.4m, as the result of higher revenues from aircraft leases.

Operating revenue in Q3 up from 2007

Operating revenue in the third quarter rose slightly to EUR 714.8m, an increase of EUR 6.1m. The weak performance in the period January-March 2008 led to a slight decline of -0.7% in operating revenue for the first three quarters of 2008, to EUR 1,941.0m.

Operating expenses

Operating expenses driven by exploding oil prices

Despite the extremely high fuel prices, operating expenses in the first three quarters of 2008 totalled EUR 1,975.0m, only 3.9% above the previous year. The average fuel price of USD 1.125/tonne in the period January-September was considerably above the company's planning assumptions. In July, the fuel price reached a record level of over USD 1.400/tonne. The higher oil price led to a 33.6% increase in fuel expenditure year-on-year, to EUR 443.7m.

EURm	1-9/2008	1-9/2007	+/- %	7-9/2008	7-9/2007	+/- %
Expenses for materials and services	1,239.6	1,174.1	5.6	478.5	428.3	11.7
Thereof: aircraft fuel	443.7	332.0	33.6	194.2	122.4	58.7
Personal expenses	382.4	380.6	0.5	125.4	125.1	0.2
Depreciation and amortisation	196.7	204.0	-3.6	65.1	66.0	-1.4
Other expenses	156.3	142.6	9.6	55.2	46.6	18.5
Operating expenses	1,975.0	1,901.3	3.9	724.2	666.0	8.7

Fuel expenditure in Q3 +58.7% from 2007

Based on a price deviation of EUR 190m, the increase in fuel expenditure amounted to EUR 111.7m in absolute terms, which is related to the positive effects of the USD/EUR exchange rate, fuel price hedging measures in the first half-year as well as a reduction in production. The increased oil prices had a greater impact in the third quarter, resulting in fuel expenditure totalling EUR 194.2m, a 58.7% increase compared to last year.

Expenses for materials and services totalled EUR 1,239.6m in the period January-September 2008, a rise of 5.6%. Reduced expenditure for airframe and rotable part maintenance and repairs, commissions, spare parts and aircraft leases partially compensated for the higher fuel costs.

Stable personnel expenses

A reduction in the number of employees in the first nine months of 2008 was offset by index-linked payment adjustments stipulated by collective wage agreements. On balance, personnel expenses remained stable at EUR 382.4m (+ 0.5%).

Depreciation on tangible and intangible assets declined by 3.6% in the period January-September, to EUR 196.7m, as the result of the reduction of the long-haul fleet in the previous year. Other expenses totalled EUR 156.3m in the first three quarters, up from EUR 142.6m in 2007. The increase was primarily driven by exchange rate losses.

Assets and cash flow

Cash flow from operating activities: Q1-3 2008: EUR 170.3m

In the first three quarters of 2008, the cash flow from operating activities amounted to EUR 170.3m, or 32.6% below the level of 2007. This can be primarily attributed to the changes in working capital, as well as the lower result before tax compared to the previous year.

The reduction in the purchases of non-current securities and payments from the acquisition of aircraft, other tangible and intangible assets together with the sales of the company's shareholdings of TUI Österreich GmbH & Co. KG and Wiener Börse Aktiengesellschaft resulted in a cash flow from investing activities of EUR −36.2m, compared to EUR −136.0m for the previous year. The cash flow from financing activities declined to EUR −143.5m in the first three quarters of 2008, down from the previous year's figure of EUR −249.4m due to the termination of payments relating to aircraft purchases last year.

Equity ratio: 24.8%

Total cash and cash equivalents as at September 30, 2008 decreased by EUR 42.0m since the comparable figure at June 30, 2008, to EUR 189.4m. The equity ratio was 24.8% as at September 30, 2008 (June 30, 2008: 26.3%).

Fleet

At the end of March 2008, one Dash 8-300, already leased to Caribbean Airlines by means of a leasing contract with a purchase agreement, was transferred to the airline. Other than this transaction, the Austrian Airlines Group neither disposed of nor accepted delivery of any aircraft in the first nine months 2008. In order to reduce excess capacity and streamline the fleet, two Airbus A340-300, one Airbus A330-200, one Boeing 737-600, one Boeing 737-800 and three Embraer 145 were leased outside of the Austrian Airlines Group as of the end of September 2008. Four aircraft in the existing fleet were modified in 2008 to enable the expansion of Premium Service. Two other existing aircraft will be refitted in the year 2009.

In September, Austrian Airlines signed an agreement to purchase four Bombardier Q400 Nextgen aircraft and has taken options on two additional aircraft. When put into service in the year 2010, these planes will replace two fifty-seat Dash 8-300 turboprops and two fifty-seat CRJ200 jets. The new aircraft represent a further step in the harmonisation of our regional fleet.

Segments

Under IFRS, the business segments of the Austrian Airlines Group are divided into the individual segments of scheduled, charter and complementary services.

EURm	1-9/2008					7-9/2008				
	Scheduled	Charter	Complementary services	Consolidation	Total	Scheduled	Charter	Complementary services	Consolidation	Total
External sales[1]	1,642.9	173.6	75.4	-	1,891.9	588.3	85.7	23.2	-	697.2
Intercompany sales	66.4	4.2	134.9	-205.5	-	27.4	0.2	45.7	-73.3	-
Revenue	1,709.3	177.8	210.3	-205.5	1,891.9	615.7	85.9	68.9	-73.3	697.2
Other income	42.7	4.5	1.9	-	49.1	14.8	2.2	0.6	-	17.6
Operating revenue	1,752.0	182.3	212.2	-205.5	1,941.0	630.5	88.1	69.5	-73.3	714.8
Operating expenses[2]	1,785.8	186.2	208.5	-205.5	1,975.0	639.7	89.5	68.3	-73.3	724.2
EBITDAR[3]	187.0	21.3	4.5	-	212.8	62.9	9.5	1.5	-	73.9
EBIT	-33.8	-3.9	3.7	-	-34.0	-9.2	-1.4	1.2	-	-9.4

1 Corresponds to flight revenue of the scheduled services and charter segments.
2 Regrouping of interest costs of allocation of provisions for pensions, severance payments and anniversary payments from personnel expenses to financial expenses.
3 Result from operating activities (EBIT) before associates, depreciation and rentals.

EURm	1-9/2007 Sche-duled	Charter	Comple-men-tary services	Consoli-dation	Total	7-9/2007 Sche-duled	Charter	Comple-men-tary services	Consoli-dation	Total
External sales[1]	1,635.2	187.4	69.1	-	1,891.7	570.1	92.3	25.2	-	687.6
Intercompany sales	71.5	3.0	136.5	-211.0	-	31.8	1.0	50.3	-83.1	-
Revenue	1,706.7	190.4	205.6	-211.0	1,891.7	601.9	93.3	75.5	-83.1	687.6
Other income	54.2	6.3	1.9	-	62.4	17.5	3.0	0.6	-	21.1
Operating revenue	1,760.9	196.7	207.5	-211.0	1,954.1	619.4	96.3	76.1	-83.1	708.7
Operating expenses[2]	1,717.5	191.3	203.5	-211.0	1,901.3	582.9	91.7	74.5	-83.1	666.0
EBITDAR[3]	276.6	33.8	4.8	-	315.2	110.5	17.3	2.0	-	129.8
EBIT	43.4	5.4	4.0	-	52.8	36.5	4.6	1.6	-	42.7

1 Corresponds to flight revenue of the scheduled services and charter segments.
2 Regrouping of interest costs of allocation of provisions for pensions, severance payments and anniversary payments from personnel expenses to financial expenses.
3 Result from operating activities (EBIT) before associates, depreciation and rentals.

Q3: tense situation in respect to earnings

External sales (i.e. flight revenue) in the **scheduled services segment** climbed by 3.2% in the period July-September 2008, to EUR 588.3m. The unit revenue* rose by 3.8% compared to the previous year, with the share of Business Class passengers remaining stable at 10.6%. Record-high fuel prices, which together with other factors contributed to the poor performance of the long-haul segment, were responsible for the tense situation in respect to earnings in the third quarter, along with the high intensity of Low Cost Carriers at the Vienna hub. EBIT declined in the third quarter to EUR −9.2m compared to EUR 36.5m in 2007. Flight revenue in the scheduled services segment rose 0.5% to EUR 1,642.9m in the first nine months of 2008, despite the redimensioning of long-haul routes; EBIT deteriorated to EUR −33.8m, from EUR 43.4m in the previous year.

Negative effects: decline in demand, financial crisis, weak US-Dollar in H1/2008

Due to the 13.2% reduction in capacity on *long-haul routes* arising from the cancellation of Australian routes at the end of the first quarter 2007 and initial indications of a global decline in demand, the total number of passengers carried in the period January-September 2008 fell by 9.3% year-on-year, to 907,391. Flight revenue decreased by 10.5%, to EUR 450.8m, which is related to the weak performance during the summer months of 2008 compared to the summer season of 2007. The unit revenue remained stable in the third quarter compared to the previous year. In contrast, the share of Business Class passengers climbed by 0.9 percentage points, to 11.2%, which is the result of the expansion of Business Class services on long-haul flights. Business developed varied depending on the specific destinations targeted. North Atlantic routes were negatively affected by the financial crisis in the USA as well as the ongoing weakness of the US dollar in the first half-year. Similarly, the tightened visa restrictions in advance of the 2008 Summer Olympics in Beijing also had a negative impact on business. On balance, the passenger load factor fell slightly, from 82.4% to 82.2%.

* The ratio of flight revenue to revenue passenger kilometres.

The trend on *short- and medium-haul routes* was positive in the period January-September 2008. Accordingly, the number of passengers carried climbed by 3.0%, to 6,350,943. Flight revenue rose to EUR 1,192.1m, up 5.4% from last year, which can be attributed to the good development in our Focus East core markets.

Focus East passengers: +8.2%

In the Focus East region, the number of passengers carried climbed disproportionately by 8.2%, to 2,517,594, with capacity rising 9.3% (measured in available seat kilometres). The share of Business Class passengers remained stable, at 11.6%. The passenger load factor improved by 0.5 percentage points year-on-year, to 69.5%. In particular, Middle Eastern routes achieved disproportionately high growth in respect to Business Class passengers and the passenger load factor, despite the decline in business during the month of September, the fasting month of Ramadan. This trend once again confirms the effectiveness of the strategic focus on our core markets, Focus East (CEE and Middle East).

Competition from LCC

In addition to the above-mentioned negative trend in respect to overall demand, business on domestic flights and to the rest of Europe was particularly impacted by intensive competition with Low Cost Carriers (LCC). The average share of low cost passengers at the Vienna hub was 23% in the first half-year 2008, compared to 10% for Zurich, for example. On balance, the number of passenger carried stablised at 3,833,349, down 0.1% from last year. The reduction of available seat kilometres by 1.0% during the period January-September in the light of a 0.8% decline in demand helped improve the passenger load factor by 0.2 percentage points, to 67.1%. Flight revenue at EUR 663.0m remained virtually stable (-0.5% compared to the previous year). At the same time, unit revenue increased slightly by 0.3%, driven by fuel surcharges.

The **charter segment** reported a decline in production during the first three quarters compared to Q1-3 2007 (-10.6% ASK), which can be attributed to the cancellation of long-haul services in the charter segment and a reduction of medium-haul flights. In contrast, growth was achieved on flight service to Egypt, Ireland, Sweden and France, with available seat kilometres doubling for Turkish destinations.

Charter segment PLF: +2.6P.

A total of 1,121,705 passengers have been carried by the charter segment since the beginning of 2008. This corresponds to an improvement of 2.6 percentage points in the passenger load factor (PLF) in a year-on-year comparison, to 82.4%. Total external (flight) revenue in the charter segment amounted to EUR 173.6m in the first three quarters, whereas EBIT for the period under review was EUR -3.9m.

On balance, revenue of the **complementary services segment** (encompassing third-party passenger handling, technical services and aircraft leasing) rose by EUR 4.7m, to EUR 210.3m. Revenue from aircraft and personnel leasing increased in contrast to the drop in revenue from technical services. EBIT amounted to EUR 3.7m in the first nine months of 2008, down from EUR 4.0m in the previous year.

Flight services (scheduled and charter)

		1-9/2008	1-9/2007	+/- %	7-9/2008	7-9/2007	+/- %
Revenue per passenger km (RPK)	(m)	14,772.3	15,704.4	-5.9	5,650.1	5,741.0	-1.6
Scheduled		12,692.3	13,453.0	-5.7	4,626.9	4,653.6	-0.6
Long-haul		6,644.5	7,670.1	-13.4	2,457.8	2,462.6	-0.2
Short/medium-haul		6,047.8	5,782.9	4.6	2,169.1	2,191.0	-1.0
- Focus East[1]		3,112.7	2,825.2	10.2	1,147.2	1,119.9	2.4
- Rest of Europe[2]		2,935.0	2,957.7	-0.8	1,021.9	1,071.1	-4.6
Charter		2,080.0	2,251.4	-7.6	1,023.2	1,087.3	-5.9
Available seat km (ASK)	(m)	19,454.6	20,642.1	-5.8	7,130.4	7,248.2	-1.6
Scheduled		16,931.8	17,821.0	-5.0	5,960.8	5,958.6	0.0
Long-haul		8,079.1	9,306.9	-13.2	2,894.9	2,918.0	-0.8
Short/medium-haul		8,852.7	8,514.0	4.0	3,066.0	3,040.6	0.8
- Focus East[1]		4,478.7	4,095.8	9.3	1,584.8	1,516.4	4.5
- Rest of Europe[2]		4,374.0	4,418.2	-1.0	1,481.2	1,524.1	-2.8
Charter		2,522.7	2,821.2	-10.6	1,169.6	1,289.6	-9.3
Passenger load factor	(%)	75.9	76.0	-0.1P.	79.2	79.2	0.0P.
Scheduled		75.0	75.5	-0.5P.	77.6	78.1	-0.5P.
Long-haul		82.2	82.4	-0.2P.	84.9	84.4	0.5P.
Short/medium-haul		68.3	67.9	0.4P.	70.7	72.0	-1.3P.
- Focus East[1]		69.5	69.0	0.5P.	72.4	73.9	-1.5P.
- Rest of Europe[2]		67.1	66.9	0.2P.	69.0	70.3	-1.3P.
Charter		82.4	79.8	2.6P.	87.5	84.3	3.2P.
Passengers carried		8,380,039	8,361,772	0.2	3,163,354	3,266,208	-3.1
Scheduled		7,258,334	7,163,895	1.3	2,567,682	2,622,286	-2.1
Long-haul		907,391	1,000,093	-9.3	333,801	334,721	-0.3
Short/medium-haul		6,350,943	6,163,802	3.0	2,233,881	2,287,565	-2.3
- Focus East[1]		2,517,594	2,327,015	8.2	922,815	919,712	0.3
- Rest of Europe[2]		3,833,349	3,836,787	-0.1	1,311,066	1,367,853	-4.2
Charter		1,121,705	1,197,877	-6.4	595,672	643,922	-7.5
Share of Business Cl. Pax	(%)						
Scheduled		11.8	12.0	-0.2P.	10.6	11.0	-0.4P.
Long-haul		11.2	10.3	0.9P.	10.4	10.2	0.2P.
Short/medium-haul		11.9	12.2	-0.3P.	10.6	11.2	-0.6P.
- Focus East[1]		11.6	11.5	0.1P.	10.5	10.7	-0.2P.
- Rest of Europe[2]		12.1	12.7	-0.6P.	10.7	11.5	-0.8P.

1 CEE and Middle East
2 Incl. Domestic

Austrian

		1-9/2008	1-9/2007	+/- %	7-9/2008	7-9/2007	+/- %
Flight revenue	(EURm)	1,816.5	1,822.6	-0.3	674.0	662.4	1.8
Scheduled		1,642.9	1,635.2	0.5	588.3	570.2	3.2
Long-haul		450.8	503.7	-10.5	171.7	172.1	-0.2
Short/medium-haul		1,192.1	1,131.5	5.4	416.6	398.1	4.6
- Focus East[1]		529.1	465.3	13.7	193.6	174.7	10.8
- Rest of Europe[2]		663.0	666.2	-0.5	223.0	223.4	-0.2
Charter		173.6	187.4	-7.4	85.7	92.2	-7.0
Einheitsertrag	(EUR Cent)						
Linie		12.9	12.2	6.5	12.7	12.3	3.8
Langstrecke		6.8	6.6	3.3	7.0	7.0	0.0
Kurz-/Mittelstrecke		19.7	19.6	0.7	19.2	18.2	5.7
- Focus East[1]		17.0	16.5	3.2	16.9	15.6	8.2
- Restliches Europa[2]		22.6	22.5	0.3	21.8	20.9	4.6
Avg. stage length	(km)	1,089.7	1,102.6	-1.2	1,110.5	1,097.6	1.2
Scheduled		1,055.6	1,065.6	-0.9	1,072.5	1,056.5	1.5
Long-haul		7,191.0	7,195.2	-0.1	7,216.6	7,219.6	0.0
Short/medium-haul		813.7	792.6	2.7	820.7	802.5	2.3
- Focus East[1]		1,095.3	1,072.3	2.1	1,103.3	1,079.3	2.2
- Rest of Europe[2]		671.9	662.8	1.4	671.9	666.9	0.7
Charter		1,471.0	1,470.6	0.0	1,406.0	1,378.5	2.0
Sector flights		124,763	125,050	-0.2	44,291	44,551	-0.6
Scheduled		114,513	113,630	0.8	39,243	38,856	1.0
Long-haul		4,344	4,845	-10.3	1,545	1,538	0.5
Short/medium-haul		110,169	108,785	1.3	37,698	37,318	1.0
- Focus East[1]		36,907	34,487	7.0	13,000	12,265	6.0
- Rest of Europe[2]		73,262	74,298	-1.4	24,698	25,053	-1.4
Charter		10,250	11,420	-10.2	5,048	5,695	-11.4
Block hours		249,760	248,721	0.4	89,161	88,047	1.3
RTK	(m)	1,873.7	1,995.6	-6.1	700.6	710.3	-1.4
ATK	(m)	2,502.9	2,681.7	-6.7	910.3	920.9	-1.2
Overall load factor	(%)	74.9	74.5	0.4P.	77.0	77.2	-0.2P.
Total tons		108,911	112,701	-3.4	37,685	37,240	1.2

1 CEE and Middle East
2 Incl. Domestic

Outlook

Extremly challenging 2008

The current banking crisis and the beginning global recession are exerting tremendous pressure on demand, a trend which was recently confirmed by IATA. Following the extremely high fuel prices in the third quarter, the kerosene price as a cost factor represents a major challenge to the profitability of the entire airline branch, despite the significant decrease in crude oil prices in the meantime.

The economic downturn has already led to a decline in flight bookings. The new revenue forecast through the end of the fiscal year indicates that the previous guidance can no longer be upheld. As announced on October 16, 2008 the expected sales-related revenue losses are higher than the relief in the area of fuel costs, meaning a net loss of EUR 100m to EUR 125m before special effects can be expected for the 2008 fiscal year.

We have launched a programme to optimise internal business operations, targeted reductions will be made especially in Western Europe over the winter. Chicago will no longer be a destination in the new winter flight schedule, Riga and Luxembourg will be cancelled. The number of flights to New York and Washington will be reduced as of the beginning of 2009. As the situation stands at present, overall production will be cut back by about 5% compared to the original business plan for the upcoming winter season, and three fewer aircraft than planned will be used in 2009. These and other measures already being implemented have enabled us to identify a cost savings potential of about EUR 50m, which we have already begun to exploit.

Within the framework of the privatisation process, no decision has been made for the time being in respect to the sale of OIAG's shareholding in Austrian Airlines. The Supervisory Board of OIAG has filed for an extension of its privatisation mandate.

Austrian Airlines on the Capital Market

The Austrian Airlines share

Share price development

Due to the dramatic development of fuel prices and the capital market, the Austrian Airlines share declined in value in line with prevailing trends in the sector, reaching its lowest level in 2008 in the middle of July, when it was traded at EUR 2.22 on July 15, 2008. As a consequence of speculative trading in connection with the privatisation process, the share climbed to its closing price, at EUR 7.10 on September 3, 2008. As a consequence of extreme developments on financial markets, trading of the Austrian Airlines share was characterised by a downward trend in September. The Austrian Airlines share closed at EUR 4.56 on September 30, 2008.

On September 22, 2008, the share was once again accepted for listing on the ATX, the benchmark share index of the Vienna Stock exchange, after being removed in March due to the decreased market capitalisation caused by the lower share price.

Investor Relations

The Investor Relations objectives of the Austrian Airlines Group are oriented towards continuously providing the financial community with information, ensuring openness and enabling the greatest possible level of transparency. These aims are achieved by means of an ongoing dialogue with analysts and investors, and by participating in roadshows. The annual results for the 2007 financial year were presented to analysts and the media on March 13, 2008.

As of the half-year interim report, we are one of the first airlines to publish detailed data about flight destinations and regions. This comprehensive transparency enables us to ensure greater comprehension of the effectiveness of the measures being implemented, and substantiate the success of our strategic orientation.

Capital increase implemented; lawsuit filed against Sheikh Al Jaber

The Annual General Meeting took place on May 7, 2008. The subsequent capital increase was entered into the commercial register, and concluded in September with gross proceeds amounting to about EUR 17.4m. The company JJW Central & Eastern Europe Beteiligungsverwaltungs GmbH, which is owned by Mr. Al Jaber, did not comply with the demand for payment within the stipulated deadline. By carrying out the rights offer, Austrian Airlines AG fulfilled all the contractual obligations required to legally assert its claims.

Ongoing up-to-date corporate information is available for interested investors at **www.austrian.com**.

Key figures for investors

		1-9/2008	1-9/2007	+/- %	7-9/2008	7-9/2007	+/- %
„Reuters code"		AUAV.VI					
Share price high	EUR	7.10	12.31	-42.3	7.10	10.40	-31.7
Share price low	EUR	2.22	6.90	-67.8	2.22	6.90	-67.8
Share price (end of period)	EUR	4.56	7.10	-35.8	-	-	-
Market capitalisation	EURm	401.9	608.3	-	-	-	-
Turnover on Vienna Stock exchange	EURm	797.6	1,311.9	-	411.0	283.0	-

Employees

	1-9/2008	1-9/2007	+/- %	7-9/2008	7-9/2007	+/- %
Average[1]	7,930	8,094	-2.0	8,059	8,005	0.7
End of Pelod[1]	8,036	7,980	0.7	-	-	-

1 Including employees currently in training and related activities.

Consolidated Financial Statements

Consolidated Income Statement
January - September 2008

EURm	Notes	1-9/2008	1-9/2007 restated	+/- %	7-9/2008	7-9/2007 restated	+/- %
Flight revenue	4	1,816.5	1,822.6	-0.3	674.0	662.4	1.8
Other revenue		75.4	69.1	9.1	23.2	25.2	-7.9
Revenue		1,891.9	1,891.7	-	697.2	687.6	1.4
Changes in inventories		1.8	1.8	-	1.0	0.9	11.1
Result from the disposal of non-current assets		0.8	8.8	-90.9	-0.8	2.4	-
Other income		46.5	51.8	-10.2	17.4	17.8	-2.2
Operating revenue		1,941.0	1,954.1	-0.7	714.8	708.7	0.9
Expenses for materials and services	5	-1,239.6	-1,174.1	-5.6	-478.5	-428.3	-11.7
Personnel expenses[1]	12	-382.4	-380.6	-0.5	-125.4	-125.1	-0.2
Depreciation and amortisation		-196.7	-204.0	3.6	-65.1	-66.0	1.4
Other expenses		-156.3	-142.6	-9.6	-55.2	-46.6	-18.5
Operating expenses		-1,975.0	-1,901.3	-3.9	-724.2	-666.0	-8.7
Result from operating activities (EBIT) before associates		-34.0	52.8	-	-9.4	42.7	-
Income from the disposal of affiliated companies		-	12.9	-	-	-	-
Share of results in associates	6	10.2	0.3	-	1.8	0.9	-
Financial expenses[1]	12	-63.0	-68.7	8.3	-20.6	-22.8	9.6
Financial income		20.3	26.8	-24.3	6.9	10.5	-34.3
Other financial expenses and income		9.8	-3.5	-	4.9	-2.1	-
Financial result		-32.9	-45.4	27.5	-8.8	-14.4	38.9
Result before tax		-56.7	20.6	-	-16.4	29.2	-
Income taxes		-8.4	-	-	-	-	-
Net result for the period		-65.1	20.6	-	-16.4	29.2	-
Attributable to: shareholders of Austrian Airlines AG		-65.5	21.7	-	-16.6	29.1	-
Minority interests		0.4	-1.1	-	0.2	0.1	-
Earnings per share of shareholders of Austrian Airlines AG		EUR -0.77	EUR 0.26	-	EUR -0.20	EUR 0.35	-
Earnings per share of shareholders of Austrian Airlines AG - diluted		EUR -0.77	EUR 0.26	-	EUR -0.20	EUR 0.35	-

1 Regrouping of interest costs of allocation of provisions for pensions, severance payments and anniversary payments from personnel expenses to financial expenses.

The following notes to the Consolidated Financial Statements are an integral part of this Consolidated Income Statement.

Consolidated Balance Sheet as at 30 September 2008

Assets

EURm	Notes	30.9.2008	31.12.2007	+/- %	30.9.2007 restated	+/- %
Intangible assets	8	16.2	16.0	1.3	16.1	0.6
Aircraft	8	1,796.4	1,924.3	-6.6	1,955.2	-8.1
Other tangible assets	8	74.5	71.1	4.8	59.8	24.6
Investments in associates included at equity		15.5	13.8	12.3	13.1	18.3
Securities and loans	10	183.1	238.8	-23.3	245.8	-25.5
Other non-current assets		24.6	28.6	-14.0	30.0	-18.0
Deferred tax assets	9	99.9	95.1	5.0	94.7	5.5
Non-current assets		2,210.2	2,387.7	-7.4	2,414.7	-8.5
Inventories	11	52.9	46.7	13.3	49.2	7.5
Trade receivables		206.9	145.4	42.3	174.0	18.9
Other current assets		27.4	41.2	-33.5	41.4	-33.8
Cash and cash equivalents	3	189.4	219.3	-13.6	386.2	-51.0
Current assets		476.6	452.6	5.3	650.8	-26.8
Total assets		2,686.8	2,840.3	-5.4	3,065.5	-12.4

Shareholders' equity and liabilities

EURm	Notes	30.9.2008	31.12.2007	+/- %	30.9.2007 restated	+/- %
Issued share capital		264.4	257.0	2.9	257.0	2.9
Reserves and accumulated results		401.5	527.7	-23.9	545.5	-26.4
Equity attributable to shareholders of Austrian Airlines AG		665.9	784.7	-15.1	802.5	-17.0
Minority interests		1.5	1.8	-16.7	1.9	-21.1
Shareholders' equity		667.4	786.5	-15.1	804.4	-17.0
Provisions	12	305.1	305.3	-0.1	312.3	-2.3
Interest-bearing liabilities	13	769.3	969.1	-20.6	1,036.3	-25.8
Other liabilities		10.6	13.8	-23.2	13.9	-23.7
Non-current liabilities		1,085.0	1,288.2	-15.8	1,362.5	-20.4
Provisions		199.5	171.5	16.3	170.1	17.3
Interest-bearing liabilities	13	323.9	233.1	39.0	296.8	9.1
Income tax liabilities		3.0	3.0	-	2.9	3.4
Other liabilities		408.0	358.0	14.0	428.8	-4.9
Current liabilities		934.4	765.6	22.0	898.6	4.0
Total shareholders' equity and liabilities		2,686.8	2,840.3	-5.4	3,065.5	-12.4

The following Notes to the Consolidated Financial Statements are an integral part of this Consolidated Balance Sheet.

Statement of Changes in Shareholders' Equity
1 January 2007 - 30 September 2008

EURm	Issued share capital	Reserves: Capital reserves	Reserves: Currency translation	Reserves: Reserve according to IAS 39	Reserves: Shares owned by the company	Accumulated losses/ profits	Equity attributable to shareholders of Austrian Airlines AG	Minority interests	Shareholders' equity
As at 1.1.2007	257.0	203.7	-0.4	1.6	-14.8	335.9	783.1	1.7	784.8
Currency translation differences	-	-	0.8	-	-	-	0.8	-	0.8
Valuation of securities	-	-	-	-5.3	-	-	-5.3	-	-5.3
Changes in hedging instruments not recognised in profit or loss	-	-	-	4.9	-	-	4.9	-	4.9
Changes in deferred taxes not recognised in profit or loss	-	-	-	-0.8	-	-	-0.8	-	-0.8
Other changes	-	-1.2	-	-	-	-	-1.2	1.3	0.1
Total sums not recognised in profit or loss	-	-1.2	0.8	-1.2	-	-	-1.6	1.3	-0.3
Net result for the period	-	-	-	-	-	21.7	21.7	-1.1	20.6
Total result for the period	-	-1.2	0.8	-1.2	-	21.7	20.1	0.2	20.3
Cost of capital increase	-	-0.7	-	-	-	-	-0.7	-	-0.7
As at 30.9.2007	257.0	201.8	0.4	0.4	-14.8	357.6	802.5	1.9	804.4
As at 1.1.2008	257.0	203.0	0.4	3.2	-17.5	338.5	784.7	1.8	786.5
Currency translation differences	-	-	-0.2	-	-	-	-0.2	-	-0.2
Valuation investments	-	-	-	-50.3	-	-	-50.3	-	-50.3
Changes in hedging instruments not recognised in profit or loss	-	-	-	-20.4	-	-	-20.4	-	-20.4
Changes in deferred taxes not recognised in profit or loss	-	-	-	13.2	-	-	13.2	-	13.2
Other changes	-	-1.3	-	-	-	-	-1.3	-	-1.3
Total sums not recognised in profit or loss.	-	-1.3	-0.2	-57.5	-	-	-59.0	-	-59.0
Net result for the period	-	-	-	-	-	-65.5	-65.5	0.4	-65.1
Total result for the period	-	-1.3	-0.2	-57.5	-	-65.5	-124.5	0.4	-124.1
Capital increase	7.4	10.1	-	-	-	-	17.5	-	17.5
Cost of capital increase	-	-6.9	-	-	-	-	-6.9	-	-6.9
Repurchase of shares	-	-	-	-	-4.9	-	-4.9	-	-4.9
Dividends to minorities	-	-	-	-	-	-	-	-0.7	-0.7
As at 30.9.2008	264.4	204.9	0.2	-54.3	-22.4	273.0	665.9	1.5	667.4

The following Notes to the Consolidated Financial Statements are an integral part of this Statement of Changes in Shareholders' Equity.

Consolidated Cash Flow Statement for January – September 2008

EURm	Notes	1-9/2008	1-9/2007 restated	+/- %	7-9/2008	7-9/2007 restated	+/- %
Result before tax[1]		-56.7	20.6	-	-16.4	29.2	-
Depreciation and amortisation		196.8	204.0	-3.5	65.2	66.0	-1.2
Result from disposal of non-current assets[1]		-10.7	-12.1	-11.6	-5.0	-0.3	-
Share of results in associates		-9.6	-0.3	-	-1.2	-0.9	-33.3
Financial expenses[1]		63.0	68.7	-8.3	20.6	22.8	-9.6
Financial income		-20.3	-26.7	24.0	-6.9	-10.4	33.7
Increase/decrease in inventories		-6.1	0.6	-	1.2	-3.7	-
Increase/decrease in receivables and other assets[1]		-62.6	-20.5	-	10.8	8.2	31.7
Increase/decrease in provisions[1]		5.7	-30.8	-	-35.6	-38.3	7.0
Increase/decrease in other liabilities[1]		50.3	52.5	-4.2	-12.3	-14.4	14.6
Foreign currency results		20.5	-3.0	-	11.2	2.8	-
Income taxes paid		-	-0.5	-	-	0.0	-
Cash flow from operating activities		170.3	252.5	-32.6	31.6	61.0	-48.2
Purchase of aircraft, other tangible and intangible assets		-82.9	-154.1	46.2	-33.7	-22.0	-53.2
Proceeds from the disposal of aircraft, other tangible and intangible assets		13.3	135.2	-90.2	1.0	66.0	-98.5
Purchase of securities and other loans[1]		-18.7	-161.2	88.4	-0.6	-27.2	97.8
Proceeds of securities, other loans and equity interests		35.8	13.0	-	2.0	-	-
Purchase from subsidiaries less cash and cash equivalents		-	-0.4	-	-	-	-
Proceeds from the disposal of subsidiaries less cash and cash equivalents[1]		-	9.9	-	-	-	-
Financial income received		16.3	21.6	-24.5	5.8	8.7	-33.3
Cash flow from investing activities		-36.2	-136.0	73.4	-25.5	25.5	-
Capital increase/repurchase of own shares		5.7	-0.7	-	10.6	-	-
Borrowing of interest-bearing liabilities		16.4	82.3	-80.1	-	-	-
Payment of interest-bearing liabilities		-125.5	-281.2	55.4	-36.2	-69.2	47.7
Interest paid		-40.1	-49.8	19.5	-11.3	-14.8	23.6
Cash flow from financing activities		-143.5	-249.4	42.5	-36.9	-84.0	56.1
Increase/decrease of cash and cash equivalents	3	-9.4	-132.9	-	-30.8	2.5	-
Foreign currency results		-20.5	3.0	-	-11.2	-2.8	-
Cash and cash equivalents at beginning of period	3	219.3	516.1	-57.5	231.4	386.5	-40.1
Cash and cash equivalents at end of period	3	189.4	386.2	-51.0	189.4	386.2	-51.0

1 Adjusted to reporting structure of current period.

The following Notes to the Consolidated Financial Statements are an integral part of the Consolidated Cash Flow Statement.

Notes

General

In its domestic market of Austria, the Austrian Airlines Group is the market leader in terms of passenger volume handled. It covers all sectors of the aviation industry. The commercial sectors of the Group's operative airlines include scheduled and charter services, the transportation of cargo and airmail as well as the performance of technical and handling services on behalf of other airlines.

The registered seat of the company is Vienna. Its corporate headquarters are located at Office Park 2, 1300 Vienna Airport. The company appears in the commercial register in Vienna under FN 111000k. Shares in the company are traded publicly on the ATX Prime of the Vienna Stock Exchange.

This consolidated financial statement with the undersigned date was prepared and authorised for publication by the Board of Management.

1 Accounting polices

Basis of preparation

This interim report was drawn up in accordance with the stipulations contained in the International Financial Reporting Standards (IFRS) pertaining to the preparation of interim reports (IAS 34, "Interim Financial Reporting"). This interim report, including the respective notes to the accounting principles, segment reporting, consolidated income statement, balance sheet and other financial information does not contain the complete information required to compile an annual report. For this reason, this interim report should be read in connection with the 2007 consolidated financial statements pursuant to IFRS and the accompanying explanations provided by the company.

In consolidated financial statements, it is necessary to make certain estimates and assumptions, which can have an influence on the presentation of the assets and liabilities shown in the balance sheet, the statement of other obligations on the balance sheet date and the reporting of revenue and expenditure for the reporting period. Assumptions and estimates are primarily applied when determining the useful life of the value of assets and forming provisions for legal proceedings, pensions and other guarantees of performance and guarantees. It is possible that the actual amounts may vary from the estimates used.

These consolidated financial statements as at 30.9.2008 contain the statements of Austrian Airlines AG and its subsidiaries ('Austrian Airlines Group'). The consolidated financial statements have been prepared in millions of Euros. Any errors in aggregation are the result of rounding up to the next whole number. The results published in this statement cannot necessarily be classified as indicators of the expected result for the financial year 2008.

Accounting standards

The accounting standards used in these financial statements are consistent with previous years, with the exception of the newly applicable standards. However, their application has had no material effect on the assets, financial position or profit and loss of the Austrian Airlines Group.

The interest component allocated to pension obligations, severance payments and jubilee (anniversary bonus) payments is reported as a financial expense from the beginning of the reporting period, in order to adjust to the accounting methods applied by the other quoted companies. Personnel expenses and financial expenses in the previous reporting period (EUR 19.5m) have been adjusted accordingly.

Currency translation differences

Foreign currency translation losses amounting to EUR 20.5m in the first three quarters of 2008 are included in Other expenses, whereas the currency translation gains totalling EUR 2.9m which arose in the first three quarters of 2007 are reported as Other income.

Currency conversion	1-9/2008		1-9/2007	
EUR	Market price on reporting date	Average	Market price on reporting date	Average
USD	1.4303	1.5257	1.4179	1.3515
JPY	150.47	160.65	163.55	161.16
CHF	1.5774	1.6049	1.6601	1.6406
GBP	0.7903	0.7846	0.6968	0.6780
AUD	1.7739	1.6754	1.6073	1.6370
SKK	30.300	31.401	33.877	33.907

2 Seasonal nature of the aviation business

Due to the seasonal nature of the aviation industry, business results are traditionally less favourable in the first and fourth quarters of the calendar year, while higher revenue and results are achieved in the second and third quarters. Greater passenger volumes during Europe's holiday season in summer are the decisive factor contributing to higher revenue.

3 Cash and cash equivalents

The following cash and cash-related components were incorporated into the sum total of cash and cash equivalents reported in preparing the consolidated cash flow statement of this interim report:

Cash on hand and at bank EURm	30.9.2008	31.12.2007
Bank deposits and cash stocks	49.0	33.0
Fixed deposits	140.4	186.3
Total cash on hand and at bank according to Consolidated Balance Sheet	**189.4**	**219.3**

4 Flight revenue

Flight revenue by type of service EURm		1-9/2008	1-9/2007	+/- %	7-9/2008	7-9/2007	+/- %
Scheduled	Passengers	1,523.8	1,520.2	0.2	545.7	531.9	2.6
	Excess baggage	7.3	7.2	1.4	2.7	2.6	3.8
	Cargo	106.5	102.3	4.1	38.2	34.0	12.4
	Airmail	5.3	5.5	-3.6	1.7	1.7	-
Total scheduled		1,642.9	1,635.2	0.5	588.3	570.2	3.2
Charter		173.6	187.4	-7.4	85.7	92.2	-7.0
		1,816.5	**1,822.6**	**-0.3**	**674.0**	**662.4**	**1.8**

5 Expenses for materials and services

EURm	1-9/2008	1-9/2007	+/- %	7-9/2008	7-9/2007	+/- %
Aircraft fuel	443.7	332.0	33.6	194.2	122.4	58.7
Landing and handling charges	195.6	200.0	-2.2	67.6	71.5	-5.5
En route charges	89.9	87.1	3.2	32.0	31.3	2.2
Aircraft parts	17.6	20.2	-12.9	5.9	8.6	-31.4
Subcontracted aircraft overhauls	39.1	57.4	-31.9	13.3	20.4	-34.8
Travel expenses of crew	21.5	22.5	-4.4	7.4	7.3	1.4
Long-term aircraft leasing	7.2	13.3	-45.9	2.6	4.9	-46.9
Short-term aircraft lease (ground transports, Blocked Space Agreements, etc.)	42.9	45.0	-4.7	15.6	16.2	-3.7
Expenditures on commissions	82.1	91.0	-9.8	28.3	31.7	-10.7
Passenger servicing	87.4	90.4	-3.3	32.4	34.2	-5.3
Passenger landing charges	147.6	150.9	-2.2	56.7	57.4	-1.2
Expenditure on reservation systems	42.8	43.3	-1.2	15.0	15.3	-2.0
Merchandise for resale	2.9	2.6	11.5	1.0	1.0	-
Other passenger related expenses	19.3	18.4	4.9	6.5	6.1	6.6
	1,239.6	**1,174.1**	**5.6**	**478.5**	**428.3**	**11.7**

6 Income from associates

The results of associated companies in the first three quarters of 2008 primarily consist of the sale of the shareholding in TUI Österreich held by the Austrian Airlines Group.

7 Segment reporting

The primary segment reporting according to strategic business segments in the first three quarters of 2007 and 2008 respectively is as follows:

	1-9/2008					7-9/2008				
EURm	Scheduled	Charter	Complementary services	Consolidation	Total	Scheduled	Charter	Complementary services	Consolidation	Total
External sales[1]	1,642.9	173.6	75.4	-	1,891.9	588.3	85.7	23.2	-	697.2
Intercompany sales	66.4	4.2	134.9	-205.5	-	27.4	0.2	45.7	-73.3	-
Revenue	1,709.3	177.8	210.3	-205.5	1,891.9	615.7	85.9	68.9	-73.3	697.2
Other income	42.7	4.5	1.9	-	49.1	14.8	2.2	0.6	-	17.6
Operating revenue	1,752.0	182.3	212.2	-205.5	1,941.0	630.5	88.1	69.5	-73.3	714.8
Operating expenses[2]	1,785.8	186.2	208.5	-205.5	1,975.0	639.7	89.5	68.3	-73.3	724.2
EBITDAR[3]	187.0	21.3	4.5	-	212.8	62.9	9.5	1.5	-	73.9
EBIT	-33.8	-3.9	3.7	-	-34.0	-9.2	-1.4	1.2	-	-9.4

1 Corresponds to flight revenue of the scheduled services and charter segments.
2 Regrouping of interest costs of allocation of provisions for pensions, severance payments and anniversary payments from personnel expenses to financial expenses.
3 Result from operating activities (EBIT) before associates, depreciation and rentals.

EURm	1-9/2007 Schedu-led	Charter	Comple-mentary services	Consoli-dation	Total	7-9/2007 Schedu-led	Charter	Comple-mentary services	Consoli-dation	Total
External sales[1]	1,635.2	187.4	69.1	-	1,891.7	570.1	92.3	25.2	-	687.6
Intercompany sales	71.5	3.0	136.5	-211.0	-	31.8	1.0	50.3	-83.1	-
Revenue	1,706.7	190.4	205.6	-211.0	1,891.7	601.9	93.3	75.5	-83.1	687.6
Other income	54.2	6.3	1.9	-	62.4	17.5	3.0	0.6	-	21.1
Operating revenue	1,760.9	196.7	207.5	-211.0	1,954.1	619.4	96.3	76.1	-83.1	708.7
Operating expenses[2]	1,717.5	191.3	203.5	-211.0	1,901.3	582.9	91.7	74.5	-83.1	666.0
EBITDAR[3]	276.6	33.8	4.8	-	315.2	110.5	17.3	2.0	-	129.8
EBIT	43.4	5.4	4.0	-	52.8	36.5	4.6	1.6	-	42.7

1 Corresponds to flight revenue of the scheduled services and charter segments.
2 Regrouping of interest costs of allocation of provisions for pensions, severance payments and anniversary payments from personnel expenses to financial expenses.
3 Result from operating activities (EBIT) before associates, depreciation and rentals.

8 Intangible assets, aircraft and other tangible assets

EURm	Intangible assets	Aircraft, reserve engines, spare parts and equipment	Other tangible assets	Total
Acquisition costs				
Balance on 1.1.2008	105.3	3,472.3	236.2	3,813.8
Additions	3.4	61.5	14.9	79.8
Disposals	-1.5	-65.1	-17.2	-83.8
Reclassifications	2.2	-	-2.2	-
Balance on 30.9.2008	**109.4**	**3,468.7**	**231.7**	**3,809.8**
Depreciation				
Accumulated depreciation and impairment on 1.1.2008	-89.3	-1,548.0	-165.1	-1,802.4
Depreciation charge for the year	-5.4	-182.0	-9.3	-196.7
Disposals of accumulated depreciation and impairment	1.5	57.7	17.2	76.4
Accumulated depreciation and impairment on 30.9.2008	**-93.2**	**-1,672.3**	**-157.2**	**-1,922.7**
Carrying amount on 30.9.2008	**16.2**	**1,796.4**	**74.5**	**1,887.1**
Carrying amount on 1.1.2008	**16.0**	**1,924.3**	**71.1**	**2,011.4**

EURm	Intangible assets	Aircraft, reserve engines, spare parts and equipment	Other tangible assets	Total
Acquisition costs				
Balance on 1.1.2007	100.7	3,938.1	218.0	4,256.8
Additions	2.7	141.2	10.2	154.1
Disposals	-1.7	-565.2	-1.9	-568.8
Reclassifications	0.2	-	-0.2	-
Balance on 30.9.2007	**101.9**	**3,514.1**	**226.1**	**3,842.1**
Depreciation				
Accumulated depreciation and impairment on 1.1.2007	-81.4	-1,804.9	-160.1	-2,046.4
Depreciation charge for the year	-5.9	-190.1	-8.0	-204.0
Disposals of accumulated depreciation and impairment	1.5	436.1	1.8	439.4
Accumulated depreciation and impairment on 30.9.2007	**-85.8**	**-1,558.9**	**-166.3**	**-1,811.0**
Carrying amount on 30.9.2007	**16.1**	**1,955.2**	**59.8**	**2,031.1**
Carrying amount on 1.1.2007	**19.3**	**2,133.2**	**57.9**	**2,210.4**

A total of EUR 61.5m was spent on acquiring aircraft, reserve engines, rotables and modifications. No aircraft were acquired in the first three quarters of 2008. EUR 36.8m was recognised for aircraft overhauls. Disposals of aircraft in 2008 primarily relate to the sale of one reserve engine.

From today's perspective, the significant changes in the economic environment of the company, arising from the disparity between the kerosene price and ticket revenues as well as the incipient economic downturn, will not only negatively influence the earnings situation in 2008, but in 2009 and 2010 as well. It is currently difficult to determine whether this situation will also have an unfavourable impact in future planning periods, due to the fact that there are considerable uncertainties in respect to future kerosene prices, adjustments in ticket prices and capacity adjustments on the part of competitive airlines.

As a consequence of these developments, an impairment test based on values in use was carried out in the first half year as at 30.6.2008 pursuant to IAS 36. The assumptions used as the basis for the impairment test were the anticipated business results of the company as detailed in the business plan prepared in December 2007 and approved by the Supervisory Board. Adjustments were made for the years 2009 and 2010 in respect to the current, higher level of fuel prices and the corresponding increase in ticket revenues in accordance with present market prices, which does not fully compensate for the rise in fuel costs. It is assumed that the company will once again be able to achieve the earnings detailed in the business plan for the year 2011.

In contrast to the impairment tests which are usually carried out on the balance sheet date at the end of the financial year, this particular impairment test based on values in use resulted in considerable uncertainties and estimates on the basis of the above-mentioned assumptions. Calculations were made on the basis of so-called cash generating units. The other methodical assumptions correspond to those applied in the year-end impairment tests. The interest rate remains unchanged at 5.0% (31.12.2007: 5.0%). There has been no significant increase in the effective interest expensed, due to the high fixed interest component. A EUR/USD exchange rate of 1.54 was used to calculate the future net free cash flow available from the aircraft fleet (cash generating unit).

The impairment test based on this approach carried out on 30.6.2008 did not require an impairment loss to a lower carrying amount for the aircraft which have been in use over a longer period of time. There were no indications that an impairment was necessary as the result of developments in the third quarter of 2008. For this reason, a new impairment test was not carried out as of September 30, 2008.

However, there was a downward adjustment in the positive difference between the present value of the expected net cash flows in the future and the carrying amount of the assets as at 30.6.2008. A further reduction in future net cash flows as a result of detailed budget planning for 2009 and corresponding adjustments of the business plan, which can not be excluded, would entail an impairment loss based on values in use for the aircraft at the balance sheet date of 31.12.2008. Similarly, the application of an increased interest rate of 0.5% would require an impairment loss of about EUR 50.0m. The use of a EUR/USD exchange rate of 1.43 instead of the rate of 1.54 would lead to an impairment loss of about EUR 100.0m, due to the reduced present value. On the basis of a fuel price amounting to USD 840/t, the level to which the prevailing fuel price had once again declined at the end of the third quarter, the result would be a contrary effect to the actual development of the US dollar in comparison to the fuel cost assumptions underlying the impairment test carried out as of June 30, 2008.

Pursuant to IAS 36, the higher of the net realisable value or value in use is subject to depreciation. Within the context of an impairment test based on net realisable values, a rise in the value of the US dollar compared to the Euro would lead to higher net realisable values, due to the fact that used aircraft are primarily traded in USD, and thus to a lower level of depreciation. According to this valuation method, an increase in the value of the USD in relation to the Euro by USD 0.1 would result in a reduction in the level of depreciation by about EUR 100m.

9 Deferred taxes

For losses incurred in the first three quarters of 2008, no additional deferred taxes were recognised due to maturity considerations in connection with the duration of the settlement of future taxable income.

On the basis of expected losses for the 2008 financial year as a whole and the anticipated negative development in the years 2009 and 2010 in contrast to previous planning estimates, the period of time has been extended in which deferred tax assets recognised as at 31.12.2007 for existing tax loss carryforwards can be offset against future taxable income. For this reason, the interim report as at 30.9.2008 recognises an impairment loss on the deferred taxes in the balance sheet in respect to the deferred tax liabilities amounting to EUR 8.4m, which correspondingly reduces earnings. This amount can increase or decrease depending on further developments and the possibility of a shorter-term usability of the tax assets in respect to third parties.

10 Securities and loans

The rate applying to the securities classified as available-for-sale totaling EUR 159.8m has further declined due to the particular capital market situation prevailing in the USA as a consequence of the banking and liquidity crisis, even though the issuers continue to report a high rating. The resulting further fluctuation in value of EUR 50.3m in the first three quarters of 2008 has been reported under shareholders' equity without recognition to profit or loss.

In our opinion, the corresponding securities would be available under normal market conditions prevailing in a liquid stock market. This conclusion can be drawn from the fact that we were provided with tradable share prices for purchase in the last few weeks. The share price losses do not represent an impairment but rather a fluctuation in value, because the issuers continue to maintain an outstanding investment rating. From today's point of view, even in the case of a further decline in value, one will be likely able to fully make use of the securities in regards to their nominal amounts and interest rates. Moreover, the published share prices have risen, and are increasingly approaching the tradable over the counter rates.

11 Inventories

As at 30.9.2008, valuation allowances on inventory totalling EUR 21.8m (previous year: EUR 23.4m) were reported. The expense related to the allocation of the valuation allowances of EUR 0.2m during the period under review and the income from the release of the valuation allowances of EUR 3.4m in the previous year are reported as expenses for materials and services.

12 Non-current provisions (pensions, severance and anniversary bonus payments)

From the first quarter of 2008 onwards, interest costs are reported under interest expenses; the previous year's figure has been adjusted accordingly, and personnel expenses reduced by the corresponding interest costs (EUR 19.5m). The change in the first three quarters of 2008 is primarily the result of expenditure on service costs, interest costs and actuarial losses minus expected surpluses from the pension fund assets.

13 Interest-bearing liabilities

Interest-bearing liabilities **EURm**	
Carrying amount on 1.1.2008	1,202.2
Borrowing	16.4
Repayment	-147.6
Foreign currency losses	22.2
Carrying amount on 30.9.2008	**1,093.2**

Loans were taken out in the course of refinancing used aircraft, while repayments primarily related to scheduled loan redemption.

Interest-bearing liabilities by currency **EURm**	30.9.2008	31.12.2007
Non-current interest-bearing liabilities	769.3	969.1
Current interest-bearing liabilities	323.9	233.1
Interest-bearing liabilities	**1,093.2**	**1,202.2**
in EUR	754.2	833.0
in USD	253.7	273.2
in CHF	85.3	96.0
Interest-bearing liabilities	**1,093.2**	**1,202.2**

The effective interest rate yield was 4.48% in the first three quarters of 2008 (previous year: 4.43%).

14 Contingent liabilities and other financial obligations

Guarantees and contingencies totalling EUR 387.8m primarily relate to contingencies arising from guarantees in respect to aircraft financing, the majority of which are reported as liabilities on the balance sheet. On the basis of the profit and loss transfer agreement already concluded and the Production Company Concept, the Group parent company is directly responsible for the capacity and currency risks of the operating subsidiaries.

Contingent liabilities

EURm	30.9.2008	31.12.2007
Guarantees from aircraft financing	376.3	407.4
Other contingent liabilities	11.5	12.8
	387.8	**420.2**

Other financial obligations

EURm	30.9.2008	31.12.2007
Order commitments for aircraft incl. advance payments	232.7	249.3
Order commitments for other planned investments	107.3	127.8
Other	217.2	284.0
	557.2	**661.1**

The purchase commitment as at 30.9.2008 is mainly related to aircraft overhauls carried as assets. The item "Other" includes purchase commitments in the field of catering.

15 Hedging policy and financial derivatives

The Group began implementing a new hedging programme in the first quarter of 2007, which is designed to successively hedge up to 20% of the company's annual kerosene requirements. This hedging is to be implemented in stages, based on the conclusion of monthly forward contracts to spread risk in a targeted manner, and level out the Group's medium-term kerosene costs. As at September 30, 2008, forward contracts were concluded for a total of 156,000 tonnes of kerosene with terms to maturity as at September 2009. The expense arising from the valuation totalling EUR 11.1m was reported directly in equity. The hedging strategy was expanded at the beginning of the third quarter to encompass call options, in order to safeguard the company's total fuel requirements for the rest of the year against further fuel price rises. The expense arising from the valuation of the call options ensuring a secure supply of 104,000 tonnes of kerosene, with a term to maturity until December 2008, amounts to EUR 5.8m as of September 30, 2008, and is recognized in the income statement.

The Austrian Airlines Group amortised securities worth EUR 19.1m at the end of their term, and subsequently purchased securities valued at EUR 18.1m. Of the existing hedging transactions as of 31.12.2007 nine forward transactions were realized in the first three quarters of 2008, at a value of EUR 3.9m.

16 Related party transactions

EURm		Sales to related parties 1-9	Purchases from related parties 1-9	Amounts owed by related parties 30.9.	Amounts owed to related parties 30.9.
Associate					
TUI Österreich/GULET[1]	2008	-	-	-	-
	2007	88.9	-	-	-
„AirPlus" Air Travel Card	2008	2.8	-4.8	-	-0.6
	2007	1.8	-5.9	-	-0.6
Ukraine International Airlines	2008	6.4	-1.0	-	-0.2
	2007	4.7	-1.4	-	-0.5

1 Holding of 25% was sold in March 2008.

Austrian

17 Significant events after the blance sheet date

On 16.10.2008 it was announced that the incipient economic downturn has already led to a decline in flight bookings as of the beginning of the fourth quarter. Perceptible negative effects on the airline sector caused by the global financial and economic crisis are also expected. On the basis of the existing and anticipated decrease in bookings for flights, Austrian Airlines carried out new estimates for the 2008 financial year. The updated revenue forecasts for 2008 as a whole will no longer be in line with the originally budgeted figures. The expected revenue losses are higher than the decline in fuel costs. As a consequence, we expect a net result for the 2008 financial year ranging from EUR -100m to EUR -125m excluding the impact of any extraordinary one-off effects.

Within the framework of the privatisation process, no decision has been made for the time being in respect to the sale of OIAG's shareholding in Austrian Airlines. The Supervisory Board of OIAG has filed for an extension of its privatisation mandate.

18 Statement by the Board of Management on the Interim Report

The undersigned Board of Management confirms, as the legal representatives of the company, that the interim report for the first three quarters of 2008 has been prepared to the best of its knowledge, in accordance with International Financial Reporting Standards, as applied in the EU, in particular IAS 34 (Interim Reporting), and that it presents a fair and accurate picture of the profit, asset and financial position of the Austrian Airlines Group.

Neither an audit nor an auditor's review has been carried out by certified public accountants in respect to the third quarter figures.

Vienna, 28 October 2008

Board of Management

Alfred Ötsch, CEO | Andreas Bierwirth, CCO | Peter Malanik, COO

END